

August 10, 2011

Eli Kamer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street
Azour Industrial Zone
POB 163
Azour 58001, Israel

> **Re:** **Ituran Location and Control Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 28, 2011**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed August 1, 2011**
> **File No. 001-32618**

Dear Mr. Kamer:

We have reviewed your response letter dated July 28, 2011 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2010

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   In the second paragraph of its opinion, Fahn Kanne & Co. expresses reliance upon the work of other auditors for the financial statements of Ituran Argentina for the years ended December 31, 2010, 2009 and 2008. However, the audit report of Mazars - Estudio Urien & Asociados, Argentina only opines on the financial statements of Ituran

Eli Kamer
Ituran Location and Control Ltd.
August 10, 2011
Page 2

       Argentina for the years ended December 31, 2010 and 2009. Please further amend your Form 20-F to include the audit report of the "other auditors" on whose work Fahn Kanne & Co. relied in reaching its opinion on the company's results of operations and cash flows for the year ended December 31, 2008. Please refer to Rule 2-05 of Regulation S-X which requires that you file the separate report of the other accountant when the principal accountant elects to place reliance on the work of another accountant and makes reference to that effect in his report.

       You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant